EXHIBIT 21

Significant Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Pioneer Bank	100%	New York

Pioneer Commercial Bank*	100%	New York

Anchor Agency, Inc.*	100%	New York

Pioneer Financial Services, Inc.*	100%	New York

*Subsidiary of Pioneer Bank